Exhibit 99.2

Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda

NOTICE OF 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 23, 2018

TO OUR SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the 2018 Annual General Meeting of Shareholders of Textainer Group Holdings Limited, a Bermuda company (“we,” “our,” “us,” or the “Company”) will be held at The Fairmont Southampton, 101 South Shore Road, Southampton, Bermuda SN02, at 9:00 a.m. (local time) on Wednesday, May 23, 2018. The 2018 Annual General Meeting of Shareholders of the Company, including any postponement or adjournment(s) thereof (the “2018 Annual Meeting”) will be held for the following purposes:

1.	To approve the election of Messrs. Philip K. Brewer and Hennie Van der Merwe as our Class II directors;

2.	To approve our annual audited financial statements for the fiscal year ended December 31, 2017, a copy of which is included in the enclosed 2017 Annual Report to Shareholders and will be laid before our shareholders at the 2018 Annual Meeting;

3.	To approve the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as our independent auditors for the fiscal year ending December 31, 2018 and the authorization for our Board of Directors, acting through our Audit Committee to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2018; and

4.	To transact such other business as may properly be brought before the 2018 Annual Meeting (including any postponement or adjournment(s) thereof).

The close of business on April 2, 2018 has been fixed as the record date for determining the shareholders of record entitled to notice of and to vote at the 2018 Annual Meeting (including any postponement or adjournment(s) thereof).

Whether or not you plan to attend the 2018 Annual Meeting, in order to ensure that your shares will be voted in accordance with your wishes and that the presence of a quorum at the 2018 Annual Meeting may be assured, please promptly complete, sign, date and promptly return the enclosed proxy card in the enclosed envelope. The proxy card must be properly dated, signed and returned in order to be counted. You can also submit your proxy to vote your shares via the Internet or by telephone as provided in the instructions set forth on the enclosed proxy card. Following submission of your signed proxy, you may revoke your signed proxy at any time before it is voted by: (i) delivering to the Secretary of the Company at Textainer Group Holdings Limited, Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy, or (iii) voting in person at the 2018 Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2018 Annual Meeting to be held on May 23, 2018. The Company’s proxy materials for the 2018 Annual Meeting, including this notice, the accompanying proxy statement and the accompanying form of proxy card, along with the Company’s 2017 Annual Report to Shareholders, are available at www.textainer.com.

By Order of the Board of Directors,

Adam Hopkin

Secretary

Hamilton, Bermuda

April 23, 2018

PROXY STATEMENT

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 23, 2018

This Proxy Statement is being furnished in connection with the solicitation on behalf of the Board of Directors of Textainer Group Holdings Limited, a Bermuda company (“we,” “our,” “us,” or the “Company”) of proxies to be voted at the 2018 Annual General Meeting of Shareholders to be held at The Fairmont Southampton, 101 South Shore Road, Southampton, Bermuda SN02, at 9:00 a.m. (local time) on Wednesday, May 23, 2018, including any postponement or adjournment(s) thereof (the “2018 Annual Meeting”). The 2018 Annual Meeting will be held for the purposes set forth in the accompanying Notice of 2018 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement. This Proxy Statement, the accompanying Notice of 2018 Annual General Meeting of Shareholders, the accompanying form of proxy card and our 2017 Annual Report to Shareholders are being first mailed to shareholders on or about April 23, 2018. These proxy materials are also available for viewing at www.textainer.com.

The close of business on April 2, 2018 has been fixed as the record date for determining the shareholders of record (“Shareholders”) of our common shares, $0.01 par value per share (“Common Shares”) entitled to notice of and to vote at the 2018 Annual Meeting (including any postponement or adjournment(s) thereof). As of March 28, 2018, there were 57,099,249 Common Shares issued and outstanding. Common Shares are our only class of equity securities issued and outstanding and entitled to vote at the 2018 Annual Meeting. Each Shareholder is entitled to one vote on each matter to be voted upon by the Shareholders at the 2018 Annual Meeting for each Common Share held by such Shareholder.

At the 2018 Annual Meeting, two or more persons present in person at the start of the 2018 Annual Meeting and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company shall form a quorum for the transaction of business at the 2018 Annual Meeting.

At the 2018 Annual Meeting, Shareholders will receive the report of KPMG LLP, our independent auditors, and may be asked to consider and take action with respect to such other matters as may properly come before the 2018 Annual Meeting.

Adoption of each proposal set forth in the accompanying Notice of 2018 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement requires the affirmative vote of a majority of the votes cast at the 2018 Annual Meeting.

In this Proxy Statement, unless otherwise specified, all monetary amounts are in U.S. dollars.

SOLICITATION AND REVOCATION

PROXY CARDS IN THE FORM ENCLOSED WITH THIS PROXY STATEMENT ARE BEING SOLICITED ON BEHALF OF OUR BOARD OF DIRECTORS. OUR BOARD OF DIRECTORS HAS DESIGNATED THE PERSON(S) NAMED IN THE ACCOMPANYING FORM OF PROXY CARD AS A PROXY. Each such person designated as a proxy serves as a director and/or executive officer of the Company.

Each Common Share represented by a properly executed proxy that is returned and not revoked will be voted in accordance with the instructions, if any, given thereon and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2018 Annual Meeting. If no instructions are provided in a properly executed proxy, it will be voted FOR the approval of the election of each of the nominees identified in this Proxy Statement as a Class II director of the Company (Proposal One), and FOR the approval of each of Proposals Two and Three. Any Shareholder who executes a proxy may revoke it at any time before it is voted by: (i) delivering to the Secretary of the Company at Textainer Group Holdings Limited, Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy, or (iii) voting in person at the 2018 Annual Meeting. Attendance at the 2018 Annual Meeting by a Shareholder who has executed and delivered a proxy to us shall not in and of itself constitute a revocation of such proxy. For Common Shares held in “street name” by a broker, bank or other nominee, new voting instructions must be delivered to the broker, bank or nominee prior to the 2018 Annual Meeting.

If within half an hour from the time appointed for the 2018 Annual Meeting a quorum is not present, then the 2018 Annual Meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary of the Company may determine. Unless the 2018 Annual Meeting is adjourned to a specific date, place and time announced at the 2018 Annual Meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned 2018 Annual Meeting shall be given to each Shareholder entitled to attend and vote thereat in accordance with the Company’s bye-laws as currently in effect.

We will bear the cost of solicitation of proxies. We have not engaged a proxy solicitation agent. Solicitation may be made by our directors, officers and employees personally, by telephone, Internet or otherwise, but such persons will not be specifically compensated for such services. We may also make, through bankers, brokers or other persons, a solicitation of proxies of beneficial holders of Common Shares. Upon request, we will reimburse brokers, dealers, banks or similar entities acting as nominees for reasonable expenses incurred in forwarding copies of the proxy materials relating to the 2018 Annual Meeting to the beneficial owners of Common Shares which such persons hold of record.

Page

BENEFICIAL OWNERSHIP OF COMMON SHARES BY MAJOR SHAREHOLDERS AND MANAGEMENT	4

PROPOSAL ONE—APPROVAL OF THE ELECTION OF OUR CLASS II DIRECTORS	6

Directors and Senior Management	6

Board Practices	10

Board and Committee Meetings	11

Director and Senior Management Compensation	11

Vote Required	11

PROPOSAL TWO—APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017	13

Vote Required	13

PROPOSAL THREE—APPROVAL OF THE RE-APPOINTMENT OF KPMG LLP TO ACT AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018 AND THE AUTHORIZATION FOR OUR BOARD OF DIRECTORS, ACTING THROUGH OUR AUDIT COMMITTEE, TO FIX THE REMUNERATION OF OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018	14

Independent Auditors Fees and Services	14

Vote Required	14

OTHER MATTERS	15

BENEFICIAL OWNERSHIP OF COMMON SHARES

BY MAJOR SHAREHOLDERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of our Common Shares as of March 28, 2018 by:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding Common Shares;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

For the purposes of the following table, beneficial ownership of our Common Shares is determined in accordance with the rules of the United States Securities and Exchange Commission (the “SEC”) and generally includes any Common Shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our Common Shares is based on 57,099,249 Common Shares issued and outstanding on March 28, 2018. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our Common Shares held by major shareholders are the same as the voting rights of Common Shares held by all other shareholders. We are unaware of any arrangement that might result in a change of control of the Company.

	Number of Common Shares Beneficially Owned
Holders	Shares (1)	% (2)
5% or More Shareholders
Halco Holdings Inc. (3)	27,278,802	47.8%
Trencor Limited (3)	27,278,802	47.8%
Isam K. Kabbani (4)	3,372,350	5.9%

Directors and Executive Officers
Philip K. Brewer (5)	565,959	1.0%
Dudley R. Cottingham (6)	19,716	*
John A. Maccarone (7)	1,497,201	2.6%
James E. McQueen (8)	27,295,518	47.8%
David M. Nurek (9)	27,295,518	47.8%
Hyman Shwiel	21,716	*
Iain Brown (10)	27,286,356	47.8%
Hennie Van der Merwe (11)	27,279,802	47.8%
Robert D. Pedersen	391,464	*
Hilliard C. Terry, III	168,369	*
Olivier Ghesquiere	98,422	*
Current directors and executive officers (11 persons) as a group	30,083,635	52.7%

*	Less than 1%.

(1)	Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person, even if not vested. Common Shares beneficially owned include the following share options and restricted share units:

	Grant Date
	11/18/2009	11/18/2010	11/16/2011	1/20/2012	11/14/2012	11/14/2013	11/19/2014	11/12/2015	5/19/2016	11/30/2016	5/19/2017	11/30/2017
Share options

Exercise price	$16.97	$28.26	$28.54	$31.34	$28.05	$38.36	$34.14	$14.17	$12.23	$9.70	N/A	$22.95

Expiration date	11/17/2019	11/17/2020	11/15/2021	1/19/2022	11/14/2022	11/14/2023	11/19/2024	11/12/2025	5/19/2026	11/30/2026	N/A	11/30/2027

Philip K. Brewer	22,350	15,000	30,000	—	32,000	36,000	38,520	45,291	—	54,349	—	46,197
Robert D. Pedersen	—	7,500	16,500	—	23,000	26,000	27,820	26,534	—	39,252	—	—
Hilliard C. Terry, III	—	—	—	10,000	11,000	12,500	13,375	15,726	—	19,265	—	16,375
Olivier Ghesquiere	—	—	—	—	—	—	—	—	10,000	19,200	—	17,760

Restricted share units

Philip K. Brewer	—	—	—	—	—	—	9,630	22,645	—	40,761	—	46,197
Dudley R. Cottingham	—	—	—	—	—	—	—	—	—	—	6,154	—
John A. Maccarone	—	—	—	—	—	—	—	—	—	—	6,154	—
James E. McQueen	—	—	—	—	—	—	—	—	—	—	6,154	—
David M. Nurek	—	—	—	—	—	—	—	—	—	—	6,154	—
Hyman Shwiel	—	—	—	—	—	—	—	—	—	—	6,154	—
Iain Brown	—	—	—	—	—	—	—	—	—	—	6,154	—
Hennie Van der Merwe	—	—	—	—	—	—	—	—	—	—	—	—
Robert D. Pedersen	—	—	—	—	—	—	6,955	16,354	—	29,439	6,154	—
Hilliard C. Terry, III	—	—	—	—	—	—	3,343	7,862	—	14,448	—	16,375
Olivier Ghesquiere	—	—	—	—	—	—	—	—	7,500	14,400	—	17,760

(2)	Percentage ownership is based on 57,099,249 shares outstanding as of March 28, 2018.

(3)	Includes 27,278,802 shares held by Halco Holdings Inc. (“Halco”). Halco is wholly-owned by Trencor. Halco was previously wholly-owned by Halco Trust, a discretionary trust with an independent trustee. On February 20, 2018, Halco Trust distributed and transferred to Trencor, a nominated discretionary beneficiary of Halco Trust, the trust’s 100% shareholding in Halco.

(4)	Includes 3,372,350 shares held by Delmas Invest Holding S.A, an affiliate of Mr. Kabbani.

(5)	Includes 94,045 shares held by the Philip Brewer 2009 Trust and 32,974 shares held by a joint account of Mr. Brewer and Dr. Choi Yue Victoria Woo.

(6)	Includes 8,080 shares held by Caribbean Dream Limited, a company owned by a trust in which Mr. Cottingham is the principal beneficiary and 5,482 shares held by Mr. Cottingham.

(7)	Includes 1,205,100 shares held by the Maccarone Family Partnership L.P., 283,497 shares held by the Maccarone Revocable Trust, 1,100 shares held by the Maccarone Charitable Trust, 1,000 shares held by the John Maccarone IRA Rollover and 350 shares held by the Bryan Maccarone UTMA.

(8)	Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. McQueen due to his position as a director of Trencor) and 10,562 shares held by Mr. McQueen. Mr. McQueen is one of our directors and a member of the board of directors of Trencor. Mr. McQueen disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(9)	Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Nurek due to his position as a director of Trencor) and 10,562 shares held by Mr. Nurek. Mr. Nurek is one of our directors, and a member of the board of directors of Trencor. Mr. Nurek disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(10)	Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Brown due to his position as a director of Halco), 700 shares held by the trust of IB Settlement and 700 shares held by Michelle Brown, Mr. Brown’s spouse. Mr. Brown is one of our directors and also a director of Halco. Mr. Brown disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(11)	Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Van der Merwe due to his position as a director of Trencor) and 1,000 shares held by Mr. Van der Merwe. Mr. Van der Merwe is one of our directors, a director of Halco and also a CEO and director of Trencor. Mr. Van der Merwe disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

PROPOSAL ONE

APPROVAL OF THE ELECTION OF OUR CLASS II DIRECTORS

At the 2018 Annual Meeting, Shareholders will be asked to approve the election of each of Messrs. Philip K. Brewer and Hennie Van der Merwe as a Class II director of the Company. In accordance with our bye-laws as currently in effect, our Board of Directors is elected annually on a staggered basis, with each director holding office until the annual general meeting for the year in which such director’s term expires, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws as currently in effect provide for a classified Board of Directors, divided into three classes, which are designated as Class I, Class II and Class III. At each such annual general meeting of shareholders, directors in the class whose term expires at that annual general meeting of shareholders are elected for three-year terms. Directors may be re-elected when their term of office expires.

Messrs. David M. Nurek, Robert D. Pedersen and Iain Brown are currently designated Class III directors, each of whom holds office until our 2020 annual general meeting of shareholders. Messrs. Philip K. Brewer, James E. McQueen and Hennie van der Merwe are currently designated as Class II directors, each of whom holds office until the 2018 annual general meeting of shareholders. Messrs. John A. Maccarone, Dudley R. Cottingham and Hyman Shwiel are currently designated as Class I directors, each of whom holds office until our 2019 Annual Meeting.

The terms of the Class II directors are set to expire at the 2018 Annual Meeting. Based upon the recommendation of the Nominating and Corporate Governance Committee of our Board of Directors, our Board of Directors has nominated Messrs. Philip K. Brewer and Hennie Van der Merwe to stand for election, in each case, as a Class II director of the Company, at the 2018 Annual Meeting. Proposal One calls for a vote FOR the approval of the election of each of Messrs. Philip K. Brewer and Hennie Van der Merwe as a Class II director of the Company at the 2018 Annual Meeting. If elected at the 2018 Annual Meeting, each of Messrs. Philip K. Brewer and Hennie Van der Merwe will each serve for a three-year term expiring at our 2021 annual general meeting of shareholders, subject to his office being vacated earlier.

Biographical information relating to the directors under Proposal One is presented in this Proxy Statement below under “Directors and Senior Management—Directors.”

Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of April 2, 2018. The business address of each of our executive officers is c/o Textainer Equipment Management (U.S.) Limited, 650 California Street, 16th Floor, San Francisco, California 94108, United States. The business address for each of our non-management directors is Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda.

As of March 28, 2018, our principal shareholder, Halco, beneficially owned approximately 47.8% of our issued and outstanding Common Shares. On January 1, 2018, Halco entered into a voting limitation deed with the Company, pursuant to which Halco agreed to limit its shareholder voting rights in the Company, solely in respect of the appointment and/or removal of directors. Otherwise, Halco has the ability to influence the outcome of other matters submitted to our shareholders for approval, including the Proposal Two and Proposal Three to be voted on at the 2018 Annual Meeting, and may support proposals and actions with which other shareholders may disagree or which are not in such other shareholders’ interests. Halco is a wholly-owned subsidiary of Trencor Limited. Trencor is a South African container public company that has been listed on the Johannesburg Stock Exchange (“JSE”) in Johannesburg, South Africa since 1955. Trencor was founded in 1929, and currently its interests are in businesses owning, leasing and managing marine cargo containers and finance related activities. As indicated below, three of our nine directors are also directors of Trencor.

Executive Officers and Directors	Age	Position
Hyman Shwiel(1)(2)(3)	73	Chairman
Philip K. Brewer	60	Director, President and Chief Executive Officer
Iain Brown	54	Director
Dudley R. Cottingham(1)(2)(3)	66	Director
John A. Maccarone(2)(3)	73	Director
James E. McQueen(1)(4)	73	Director
David M. Nurek(2)(3)(5)	68	Director
Hennie Van der Merwe(7)	70	Director
Robert D. Pedersen(6)	58	Director
Olivier Ghesquiere	51	Executive Vice President—Leasing
Hilliard C. Terry, III	48	Executive Vice President and Chief Financial Officer

(1)	Member of the Audit Committee. Messrs. Cottingham and Shwiel are voting members and Mr. McQueen is a non-voting member.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Director of Trencor, the beneficiary of 47.8% of our share interest

(5)	Chairman of Trencor, the beneficiary of 47.8% of our share interest.

(6)	Robert D. Pedersen retired from his position as the President and Chief Executive of Textainer Equipment Management Limited effective March 31, 2017.

(7)	Chief Executive Officer and Director of Trencor, the beneficiary of 47.8% of our share interest.

Certain biographical information about each of these individuals is set forth below.

Directors

Hyman Shwiel has been a member of our board of directors since September 2007. Mr. Shwiel was a partner with Ernst & Young LLP for 25 years. He served during that period in various roles, including Area Managing Partner and as National Director of Enterprise and Professional Risk. Upon his retirement in 2005, he became a consultant to Ernst & Young until 2007. Mr. Shwiel holds a C.T.A. and a M.B.A. from the University of Cape Town and is a Chartered Accountant (South Africa) and a CPA.

Philip K. Brewer was appointed President and Chief Executive Officer and to our board of directors in October 2011. Mr. Brewer served as our Executive Vice President from 2006 to October 2011, responsible for managing our capital structure and identifying new sources of finance for our company, as well as overseeing the management and coordinating the activities of our risk management and resale divisions. Mr. Brewer was Senior Vice President of our asset management group from 1999 to 2005 and Senior Vice President of our capital markets group from 1996 to 1998. Prior to joining our company in 1996, Mr. Brewer worked at Bankers Trust starting in 1990 as a Vice President and ending as a Managing Director and President of its Indonesian subsidiary. From 1989 to 1990, he was Vice President in Corporate Finance at Jardine Fleming. From 1987 to 1989, he was Capital Markets Advisor to the United States Agency for International Development in Indonesia. From 1984 to 1987, he was an associate with Drexel Burnham Lambert, an investment banking firm, in New York. Mr. Brewer holds a B.A. in Economics and Political Science from Colgate University and an M.B.A. in Finance from Columbia University.

Iain Brown has been a member of our board of directors since May 2016. Mr. Brown is a member of the board of directors of Halco. Mr. Brown is a director of Container Investment Services Limited and has been providing administrative services and strategic advice to owners and investors in the container leasing industry for over twenty years. He holds a Bachelor of Science in Engineering degree from the University of Cape Town, a MS in Engineering from University of Texas and an MBA in Finance from The Wharton School of the University of Pennsylvania.

Dudley R. Cottingham has been a member of our board of directors since December 1993 and served as assistant Secretary and/or secretary between December 1993 and October 2007. He has also served in the past as president of certain of our subsidiaries and continues to serve as a director of our Bermuda subsidiaries. Mr. Cottingham has over 35 years of experience in public accounting for a variety of international and local clients. He is a director and the audit committee chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange and is chairman of the listing committee of the Bermuda Stock Exchange. He is chairman and an Investment and Operational Committee member of the Aurum Funds which are listed on the Bermuda and Irish Stock Exchanges. He is a managing director of and was formerly a partner of Arthur Morris & Company Limited, a provider of audit and accounting services for international clients, since 1982, and has served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994. He is a director of Morris, Cottingham & Co. Ltd. and their other group companies in Turks & Caicos Islands. Mr. Cottingham is a Chartered Accountant.

John A. Maccarone served as our President and Chief Executive Officer from January 1999 until October 2011 when he retired from Textainer and as a member of our board of directors since December 1993. Mr. Maccarone co-founded Intermodal Equipment Associates, a marine container leasing company based in San Francisco, and held a variety of executive positions with the company from 1979 until 1987, when he joined the Textainer Group as President and Chief Executive Officer of Textainer Equipment Management Limited, now a subsidiary of our company. From 1977 through 1978, Mr. Maccarone was Director of Marketing based in Hong Kong for Trans Ocean Leasing Corporation, a San Francisco-based company. From 1969 to 1976, Mr. Maccarone was a marketing representative for IBM Corporation in Chicago, Illinois. From 1966 to 1968, he served as a Lieutenant in the U.S. Army Corps of Engineers in Thailand and Virginia. Mr. Maccarone holds a B.S. in Engineering Management from Boston University and an M.B.A. from Loyola University of Chicago.

James E. McQueen has been a member of our board of directors since March 2003. Mr. McQueen joined Trencor in June 1976 and has served as financial director of Trencor since April 1984. Mr. McQueen is also a director of one of Trencor’s subsidiaries. Mr. McQueen was a member of the board of directors of Halco until August 2017. Prior to joining Trencor, Mr. McQueen was an accountant in public practice. Mr. McQueen received a Bachelor of Commerce degree and a Certificate in the Theory of Accounting from the University of Cape Town and is a Chartered Accountant (South Africa).

David M. Nurek has been a member of our board of directors since September 2007. Mr. Nurek was appointed as an alternate director of Trencor in November 1992 and as a non-executive member of its board of directors in July 1995 and is chairman of Trencor’s remuneration and nomination and social and ethics committees and a member of its audit committee. Mr. Nurek is an executive of Investec Bank Limited, a subsidiary of Investec Limited, which is listed on the JSE. Investec Limited has entered into a dual listed company structure with Investec plc, which is quoted on the London Stock Exchange (collectively, the “Investec Group”). He is the regional chairman of Investec Limited’s various businesses in the Western Cape, South Africa, and is also the Investec Group’s worldwide head of legal risk. Prior to joining Investec Limited in June 2000, Mr. Nurek served as chairman of the South African legal firm Sonnenberg Hoffmann & Galombik, which has since changed its name to Edward Nathan Sonnenbergs Inc. Mr. Nurek serves as a non-executive on the boards of directors of various listed and unlisted companies in South Africa and holds a Diploma in Law and a Graduate Diploma in Company Law from the University of Cape Town, and completed a Program of Instruction for Lawyers at Harvard Law School and a Leadership in Professional Services Firms program at Harvard Business School.

Hennie Van der Merwe has been a member of our board of directors since August 2017 and between March 2003 to 2011. Mr. Van der Merwe joined Trencor in 1997 and began serving as a director of Trencor in 1998. He was appointed the Chief Executive Officer of Trencor in August 2017. Mr. Van der Merwe also serves as non-executive chairman of the board of Master Drilling Group Limited and as a non-executive director of Bell Equipment Limited, both of which are listed on the JSE. From 1984 to 1991, he held various senior executive positions in the banking sector in South Africa, lastly as chief executive officer of Senbank, the corporate/merchant banking arm of Bankorp Group Ltd. From 1991 to 1998, Mr. Van der Merwe served as deputy chairman for Waco International Ltd., an international industrial group listed on the JSE with subsidiaries listed on the Sydney and London Stock Exchanges. Prior to entering the business world, Mr. Van der Merwe practiced as an attorney at law in Johannesburg, South Africa. Mr. Van der Merwe holds Bachelor of Arts and L.L.B degrees in Law from the University of Stellenbosch in South Africa, and a Master of Law in Tax Law from the University of the Witwatersrand in South Africa. In August 2017, Mr. Van der Merwe was appointed as a director of Halco, and as a director of both Leased Asset Pool Limited and TAC Limited, entities that each own intermodal containers managed by the Company.

Robert D. Pedersen has been a member of our board of directors since April 2017. Mr. Pedersen was appointed President and Chief Executive Officer of Textainer Equipment Management Limited, our management company, in October 2011 and retired on March 31, 2017. Mr. Pedersen served as our Executive Vice President responsible for worldwide sales and marketing related activities and operations since January 2006. Mr. Pedersen was Senior Vice President of our leasing group from 1999 to 2005. From 1991 to 1999, Mr. Pedersen held several positions within our company, and from 1978 through 1991, he worked in various capacities for Klinge Cool, a manufacturer of refrigerated container cooling units, XTRA, a container lessor, and Maersk Line, a container shipping line. Mr. Pedersen is a graduate of the A.P. Moller Shipping and Transportation Program and the Merkonom Business School in Copenhagen, where he majored in Company Organization.

Executive Officers

For certain biographical information about Philip K. Brewer, see “Directors” above.

Olivier Ghesquiere was appointed Executive Vice President – Leasing in January 2017 and is responsible for worldwide sales and marketing related activities and operations. Mr. Ghesquiere served as our Senior Vice President – Marketing and Sales since December 2015. Mr. Ghesquiere worked at Groupe Ermewa S.A. as Chief Operating Officer and then Chief Executive Officer from January 2009 through February 2015 where he was responsible for growing the railcar and locomotive fleet to become the second largest in Europe. During that time Mr. Ghesquiere was also chairman of Eurotainer SA for which he was the Managing Director from April 2004 through December 2008 where he developed their tank container business focusing on higher value segments of the market. Mr. Ghesquiere has served as Vice Chairman and chairman of the International Tank Container Organization (ITCO) leasing committee from 2006 through 2010. Mr. Ghesquiere holds a Masters in Applied Economics from the Louvain School of Management, Belgium.

Hilliard C. Terry, III was appointed Executive Vice President and Chief Financial Officer in January 2012. Prior to joining the company, Mr. Terry served as Vice President and Treasurer at Agilent Technologies, Inc., where he worked prior to the company’s initial public offering in 1999 and subsequent spin-off from Hewlett-Packard Company (HP). He previously served as the head of Investor Relations until he was appointed Vice President and Treasurer in 2006. Before joining Agilent Technologies, Mr. Terry worked in marketing and investor relations for HP’s VeriFone subsidiary and joined VeriFone, Inc. in 1995 prior to the company’s acquisition by HP in 1997. He also held positions in investor relations with Kenetech Corporation and investment banking at Goldman, Sachs & Co. Mr. Terry currently serves on the board of directors of Umpqua Holdings Corporation, a publicly traded financial services company and on the board of its principal subsidiary, Umpqua Bank. Mr. Terry also served on the board of trustees of the Oakland Museum of California. Mr. Terry holds a B.A. in Economics from the University of California at Berkeley and an M.B.A. from Golden Gate University.

Board Practices

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of the New York Stock Exchange’s (“NYSE”) corporate governance practices, other than the establishment of a formal Audit Committee satisfying the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and notification of non-compliance with NYSE listing requirements. The practices that we follow in lieu of the NYSE’s corporate governance rules are described below.

•

We do not, and are not required under Bermuda law to, maintain a Board of Directors with a majority of independent directors. Currently, a majority of our directors are not independent, as that term is defined by the NYSE. Our independent directors, as determined by the Board of Directors pursuant to NYSE rules are Dudley R. Cottingham, John A. Maccarone and Hyman Shwiel.

•	We are not required by Bermuda law to hold regular meetings of the Board of Directors at which only independent directors are present.

•

Under Bermuda law, compensation of executive officers does not need to be determined by an independent committee. We have established a Compensation Committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2015 Share Incentive Plan (the “2015 Plan”). However, our Compensation Committee is not comprised solely of independent directors, as required by NYSE standards. The members of our Compensation Committee are Messrs. Cottingham, Maccarone, Nurek and Shwiel. Mr. Shwiel currently serves as the chairman of the Compensation Committee. Mr. Nurek is a director of Trencor. Messrs. Cottingham, Maccarone, and Shwiel satisfy the NYSE’s standards for director independence. We believe it is appropriate for non-independent directors to serve as members of our Compensation Committee as these directors have significant experience in the container manufacturing and leasing industry and either are or represent the interests of significant long term Company shareholders. We believe these factors enable the non-independent directors on our Compensation Committee to positively contribute to the committee and represent the interests of all Company shareholders.

•

We have established an Audit Committee responsible (i) for advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting process, (iii) evaluating our internal controls, and (iv) overseeing compliance with policies and legal requirements with respect to financial reporting. Our Audit Committee need not comply with NYSE requirements that the Audit Committee have a minimum of three members or the NYSE’s standards of director independence for domestic issuers. Our Audit Committee has three members, Messrs. Shwiel, Cottingham and McQueen. Mr. Shwiel is the chairman of the Audit Committee. Messrs. Shwiel and Cottingham are voting members of the committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. Mr. McQueen is a director of Trencor and has no voting rights on the Audit Committee. We believe it is appropriate for non-independent directors to serve as non-voting members of our Audit Committee as these directors have significant experience in the container manufacturing and leasing industry, have significant finance and accounting experience and either are or represent the interests of significant long term Company shareholders. We believe these factors enable the non-independent directors on our Audit Committee to positively contribute to the committee and represent the interests of all Company shareholders.

•

We have established a Nominating and Corporate Governance Committee, although this committee is not comprised solely of independent directors, as would be required of a domestic issuer. Our Nominating and Corporate Governance Committee has four members, Messrs. Cottingham, Maccarone, Nurek and Shwiel. Mr. Cottingham currently serves as chairman of the Nominating and

Corporate Governance Committee. Messrs. Cottingham, Maccarone and Shwiel satisfy the NYSE’s standards for director independence. Our board of directors has adopted a Nominating and Corporate Governance Committee charter. We believe it is appropriate for non-independent directors to serve as members of our Nominating and Corporate Governance Committee as these directors have significant experience in the container manufacturing and leasing industry and either are or represent the interests of significant long term Company shareholders. We believe these factors enable the non-independent directors on our Nominating and Corporate Governance Committee to positively contribute to the committee and represent the interests of all Company shareholders.

•

Under Bermuda law, we are not required to obtain shareholder consent prior to issuing securities or adopting share compensation plans. Nonetheless, we sought and received the approval of our shareholders for our 2007 Share Incentive Plan (the “2007 Plan”) on September 4, 2007 and our 2015 Plan, an amendment and restatement of the 2007 Plan, on May 21, 2015. Under Bermuda law, consent of the Bermuda Monetary Authority is required for the issuance of securities in certain circumstances.

•

Under Bermuda law, we are not required to adopt corporate governance guidelines or a code of business conduct. Nonetheless, we have adopted both corporate governance guidelines and a code of business conduct.

Board and Committee Meetings

In 2017, our Board of Directors held four meetings and all current members of the Board attended each meeting occurring during their tenure. In 2017, our Audit Committee held nine meetings, our Compensation Committee held three meetings and our Nominating and Corporate Governance Committee held one meeting. All current committee members attended 100% of the applicable committee meetings during their tenure.

Director and Senior Management Compensation

The aggregate direct compensation we paid to our executive officers as a group (four persons, including an executive officer retired on March 31, 2017) for the year ended December 31, 2017 was approximately $2.3 million, which included approximately $0.6 million in bonuses and approximately $83,000 in funds set aside or accrued to provide for health and life insurance, retirement, or similar benefits. During 2017, our executive officers as a group were granted 80,332 share options, with an exercise price of $22.95 and an expiration date of November 30, 2027, and 80,332 restricted share units through our 2015 Share Incentive Plan. These amounts do not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2017, other than reimbursements for travel expenses.

All of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2015 Short Term Incentive Plan. Under that plan, all eligible employees received an incentive award based on their respective job classification and our return on assets and earnings per share. In 2017, each of our executive officers received 75% of his target incentive award for targets that applied to calendar year 2016 performance with the incentive award paid in early 2017.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2017 was approximately $473,000. In addition, on May 19, 2017, our directors as a group (excluding Messrs. Philip K. Brewer and Hennie Van der Merwe) were granted 43,078 restricted share units. Some directors were also reimbursed for expenses incurred in order to attend board or committee meetings.

Vote Required

Approval of the election of each of Messrs. Philip K. Brewer and Hennie Van der Merwe as a Class II director requires the affirmative vote of a majority of the votes cast at the 2018 Annual Meeting.

The Board of Directors unanimously recommends a vote in favor of each of the Class II director nominees. The Board notes that each nominee is either a long tenured member of the Board of Directors or has significant experience in the container leasing industry, or both.

Our Board of Directors unanimously recommends a vote FOR the approval of the election of each of Messrs. Philip K. Brewer and Hennie Van der Merwe as a Class II director as set forth in Proposal One.

PROPOSAL TWO

APPROVAL OF OUR ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL

YEAR ENDED DECEMBER 31, 2017

At the 2018 Annual Meeting, Shareholders will be asked to approve the Company’s annual audited financial statements for the fiscal year ended December 31, 2017, a copy of which is included in the enclosed 2017 Annual Report to Shareholders and will be laid before the Shareholders at the 2018 Annual Meeting. Proposal Two calls for a vote FOR the approval of the Company’s annual audited financial statements for the fiscal year ended December 31, 2017.

Vote Required

Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the 2018 Annual Meeting.

Our Board of Directors unanimously recommends a vote FOR the approval of the Company’s annual audited financial statements for the fiscal year ended December 31, 2017 as set forth in Proposal Two.

PROPOSAL THREE

APPROVAL OF THE RE-APPOINTMENT OF KPMG LLP TO ACT AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018 AND THE AUTHORIZATION FOR OUR BOARD OF DIRECTORS, ACTING THROUGH OUR AUDIT COMMITTEE, TO FIX THE REMUNERATION OF OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018

At the 2018 Annual Meeting, Shareholders will be asked to approve the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2018 and the authorization for the Board of Directors, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2018.

Independent Auditors Fees and Services

Our Audit Committee pre-approves all services provided by KPMG LLP. All of the services and fees described below were reviewed and pre-approved by our Audit Committee. Our Audit Committee has delegated to the chairman of the Audit Committee certain limited authority to grant pre-approvals. These decisions to pre-approve a service must be presented to the full Audit Committee at its next scheduled meeting.

The following is a summary of the fees billed to us by KPMG LLP for professional services rendered for the fiscal years ended December 31, 2017 and 2016:

Fee Category	2017 Fees	2016 Fees
Audit Fees	$1,766,000	$1,531,000
Audit-Related Fees	195,000	20,000
Tax Fees	22,000	15,000

Total Fees	$1,983,000	$1,566,000

Audit Fees— Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by our principal accountants in connection with statutory and regulatory filings or engagements.

Audit-Related Fees—Consists of fees for attestation related services other than those described above as Audit Fees. Fees of $195,000 and $20,000 billed in 2017 and 2016, respectively, relate to the performance of agreed upon procedures on certain specific lender requirements.

Tax Fees— Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

Vote Required

Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast at the 2018 Annual Meeting.

Our Board of Directors unanimously recommends a vote FOR the approval of the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2018 and the authorization for our Board of Directors, acting through our Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2018 as set forth in Proposal Three.

OTHER MATTERS

Our Board of Directors is currently unaware of any other matters to come before the 2018 Annual Meeting other than as set forth in the accompanying Notice of 2018 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement. Each Common Share represented by a properly executed proxy which is returned and not revoked will be voted in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2018 Annual Meeting.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Eastern Daylight Time, on May 23, 2018.

Vote by Internet
• Go to www.investorvote.com/TGH
• Or scan the QR code with your smartphone
• Follow the steps outlined on the secure website

Vote by telephone

•	Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone

•	Follow the instructions provided by the recorded message

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

A	Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 and 3.
1.	Proposal to approve the election of the persons listed below, nominated by the current Board of Directors, as Class II directors of the Company:						For	Against	Abstain	+
					2.	Proposal to approve the Company’s annual audited financial statements for the fiscal year ended December 31, 2017.	☐	☐	☐
	01 - Philip K. Brewer	For ☐	Against ☐	Abstain ☐	3.

Proposal to approve the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2018 and the authorization for the Company’s Board of Directors, acting through the Company’s Audit Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2018.

							☐	☐	☐
	02 - Hennie Van der Merwe	☐	☐	☐
					4.	To transact such other business as may properly be brought before the 2018 Annual Meeting (including any postponement or adjournment(s) thereof).
B	Non-Voting Items
Change of Address — Please print new address below.

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name appears on your share certificate(s). When shares are held by joint tenants, all should sign. When signing as an attorney, executor, administrator, trustee or guardian, please indicate in what capacity. If signing for a corporation, please provide the full corporate name as well as signature(s) and title(s) of its authorized officer(s). If signing for a partnership, please provide the full partnership name as well as signature(s) of its authorized partner(s). The signer hereby revokes all proxies heretofore given by the signer to vote at said meeting or any adjournment thereof. In his discretion, the Proxy is authorized to vote upon such other matters as may properly come before the meeting.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.▼

Proxy — TEXTAINER GROUP HOLDINGS LIMITED

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD MAY 23, 2018

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

This Proxy Card is solicited on behalf of the Board of Directors of Textainer Group Holdings Limited, a Bermuda company (the “Company”), for use only at the Company’s 2018 Annual General Meeting of Shareholders to be held on May 23, 2018 to be held at The Fairmont Southampton, 101 South Shore Road, Southampton, Bermuda SN02 at 9:00 a.m. (local time) and at any postponement or adjournment(s) thereof (the “2018 Annual Meeting”).

The undersigned, being a shareholder of the Company, hereby appoints Philip K. Brewer, President and Chief Executive Officer of the Company, as proxy of the undersigned (the “Proxy”), with full powers of substitution, to vote on the undersigned’s behalf, all common shares, $0.01 par value per share of the Company, of the undersigned at the 2018 Annual Meeting, as designated on the reverse side of this Proxy Card.

This Proxy Card (when properly executed, returned and not revoked) will be voted in accordance with the instructions, if any, given thereon. If no instructions are provided in this Proxy Card (when properly executed, returned and not revoked) it will be voted FOR each nominee identified below to be elected to the Board of Directors (Proposal One), FOR each of Proposals Two and Three and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2018 Annual Meeting.

The Board of Directors unanimously recommends a vote FOR each nominee identified below to be elected to the Board of Directors (Proposal One) and FOR each of Proposals Two and Three.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

SEE REVERSE SIDE